BANKERS TRUST NEW YORK CORPORATION
One Bankers Trust Plaza
New York, New York  10006


Damian P. Reitemeyer
Vice President
Telephone: (212) 250-4599



                                       February 17, 1998



Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          Strouds, Inc.


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                                   Sincerely,



                                   Damian P. Reitemeyer


Enclosures
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                        SCHEDULE 13G


          Under the Securities Exchange Act of 1934
                     (Amendment No.  5)*
                            ____

                        Strouds, Inc.
           _______________________________________
                       NAME OF ISSUER:
                Common Stock $.0001 par value
           _______________________________________
                TITLE OF CLASS OF SECURITIES
                          863451100
           _______________________________________
                        CUSIP NUMBER


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              (Continued on following page(s))
                      Page 1 of 7 Pages
CUSIP No. 863451100                Page 2 of 7 Pages


1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

 Bankers Trust New York Corporation and its indirect
 wholly-owned subsidiaries, BT Capital Partners, Inc.
 and Banker Trust Holdings (UK) Limited(BT Holdings
(UK),Ltd.) IRS Identification No.:   13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
     (A)  [ ]
     (B)  [ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

     Bankers Trust New York Corporation is a New York corporation. BT Capital Partners, Inc. is a Delaware corporation. BT Holdings (UK), Ltd., is a corporation organized in the United Kingdom.

  NUMBER OF    5. SOLE VOTING POWER

  SHARES       BT Holdings (UK), Ltd.      100,000 Shares
               BT Capital Partners, Inc. 2,347,800 Shares
                                         2,447,800
  BENEFICIALLY 6. SHARED VOTING POWER

  OWNED BY     BT Holdings (UK), Ltd.             0 Shares
               BT Capital Partners, Inc.          0 Shares
                                                  0
  EACH         7. SOLE DISPOSITIVE POWER

  REPORTING    BT Holdings (UK), Ltd.       100,000 Shares
               BT Capital Partners, Inc.  2,347,800 Shares
                                          2,447,800
  PERSON       8. SHARED DISPOSITIVE POWER

  WITH         BT Holdings (UK), Ltd.             0 Shares
               BT Capital Partners, Inc.          0 Shares
                                                  0

CUSIP No. 863451100                Page 3 of 7 Pages

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
  PERSON
               BT Holdings (UK), Ltd.       100,000 Shares
               BT Capital Partners, Inc.* 2,347,800 Shares
                                          2,447,800

               *Includes presently exercisable warrants to purchase 212,850 shares


10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
   CERTAIN SHARES *

                    [ ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          BT Holdings (UK), Ltd.           1.1%
          BT Capital Partners, Inc.       26.8%
                                          27.9%

12.TYPE OF REPORTING PERSON *

          Bankers Trust New York Corporation - HC;
          BT Capital Partners, Inc. - CO
          BT Holdings (UK), Ltd. - CO

















CUSIP No. 863451100                Page 4 of 7 Pages


Item 1(a) NAME OF ISSUER:

          Strouds, Inc.

Item 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          780 South Nogales Street
          City of Industry, California  91748

Item 2(a) NAME OF PERSON FILING:

          Bankers Trust New York Corporation, and its indirect wholly-owned subsidiaries, BT Capital
          Partners, Inc. and BT Holdings (UK), Ltd.

Item 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          Bankers Trust New York Corporation and BT Capital
          Partners, Inc.

          130 Liberty Street
          New York, New York  10006

          BT Holdings (UK), Ltd.

          1 Appold Street
          Broadgate London United Kingdom

Item 2(c) CITIZENSHIP:

          Bankers Trust New York Corporation is incorporated in the State of New York with its principal business office located in New York; BT Capital
          Partners, Inc. is incorporated in the State of Delaware with its principal business office located in New York.

          BT Holdings (UK), Ltd. is a corporation organized in the United Kingdom and located in London, England.

Item 2(d) TITLE OF CLASS OF SECURITIES:

          Common Stock $.0001 par value of Strouds, Inc.

Item 2(e) CUSIP NUMBER:

           863451100

CUSIP No. 863451100                Page 5 of 7 Pages

Item 3    THE PERSON FILING IS A:

          Not applicable. This Schedule is filed pursuant to Rule 13d-1(c).

Item 4    OWNERSHIP:

          (a)  Amount Beneficially Owned:

               BT Holdings (UK), Ltd.        100,000 Shares
               BT Capital Partners, Inc.*  2,347,800 Shares
                                           2,447,800

               *Includes presently exercisable warrants to purchase 212,850 shares

          (b) Percent of Class:

               BT Holdings (UK), Ltd.           1.1%
               BT Capital Partners, Inc.*      26.8%
                                               27.9%
               *BT Capital Partners Inc. owns 24.4% of the outstanding common stock and rights to acquire an additional 2.4%.

          (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote -

               BT Holdings (UK), Ltd.        100,000 Shares
               BT Capital Partners, Inc.   2,347,800 Shares
                                           2,447,800

         (ii)  shared power to vote or to direct the vote -

               BT Holdings (UK), Ltd.              0 Shares
               BT Capital Partners, Inc.           0 Shares
                                                   0




CUSIP No. 863451100                Page 6 of 7 Pages

        (iii)  sole power to dispose or to direct the
                disposition of -

               BT Holdings (UK), Ltd.        100,000 Shares
               BT Capital Partners, Inc.   2,347,800 Shares
                                           2,447,800

         (iv) shared power to dispose or to direct the disposition of -

               BT Holdings (UK), Ltd.              0 Shares
               BT Capital Partners, Inc.           0 Shares
                                                   0

Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Not applicable.

Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON:

          Not applicable.

Item 7    IDENTIFICATION AND CLASSIFICATION OF THE
          SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
          REPORTED ON BY THE PARENT HOLDING COMPANY:

          See Exhibit to Item 7.

Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
          THE  GROUP:

          Not applicable.

Item 9    NOTICE OF DISSOLUTION OF GROUP:

          Not applicable.






CUSIP No. 863451100                Page 7 of 7 Pages

Item 10   CERTIFICATION:

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     as of December 31, 1997

Signature:     Bankers Trust New York Corporation

By:       /s/James T. Byrne, Jr.
Name:     James T. Byrne, Jr.

Title:    Secretary


Signature:     BT Holdings (UK), Ltd.

By:       /s/Ian Pellow
Name:     Ian Pellow

Title:    Secretary-Treasurer


Signature:     BT Capital Partners Inc.

By:       /s/Heide Silverstein
Name:     Heide Silverstein

Title:    Secretary-Treasurer


                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to BT Capital Partners, Inc. is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                BT Holdings (New York), Inc.

                              |
                            100%
                              |

                  BT Capital Partners, Inc.
























                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Holdings (UK), Limited is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company

                              |
                            100%
                              |

              Bankers International Corporation

                              |
                            100%
                              |

                BT Holdings (Europe) Limited
                              |
                            100%
                              |
            Bankers Trust  Holdings (UK) Limited